SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission File No. 1-442

BAO VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

BAO VOLUNTARY SAVINGS PLAN

BAO Voluntary Savings Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

BAO VOLUNTARY SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Plans Committee and Members of the BAO Voluntary Savings Plan

The Boeing Company

Chicago, IL

We have audited the accompanying statements of net assets available for benefits of the BAO Voluntary Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, in the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

June 20, 2008

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments — at fair value:
Interest in Master Trust	$94,048,815	$91,747,784
Loans to Members	3,462,875	3,463,049

	97,511,690	95,210,833
Receivable — employer contributions	119,911	146,094

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	97,631,601	95,356,927

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	628,752	114,970

NET ASSETS AVAILABLE FOR BENEFITS	$98,260,353	$95,471,897

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Net Master Trust Activity	$4,073,553	$11,063,313
Income from loans	233,925	161,823

Contributions:
Employer	3,679,942	3,918,074
Member	6,143,704	6,954,150

Total contributions	9,823,646	10,872,224

Total additions	14,131,124	22,097,360
DEDUCTIONS — Benefits paid	11,342,668	8,895,341

NET ADDITIONS	2,788,456	13,202,019

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	95,471,897	82,269,878

End of year	$98,260,353	$95,471,897

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of the BAO Voluntary Savings Plan (the “Plan”), formerly the Voluntary Savings Plan for BAO Aircraft and Trainer Operations Employees, provides only general information. Eligible employees, as defined by the Plan (“Members”), should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution savings plan designed to encourage and assist Members of Boeing Aerospace Operations, Inc. (the “Company”), a wholly owned subsidiary of The Boeing Company (“Boeing”), with a means of making regular savings to provide additional security for their retirement. An employee becomes eligible to participate on the first day of employment.

The assets of the Plan, excluding loans and receivables, are held in The Boeing Company Employee Savings Plans Master Trust (the “Master Trust”). State Street Bank and Trust Company (“SSBT”) serves as trustee for the Master Trust.

Contributions — Members may elect to contribute, subject to statutory limitations, between 1% and 20%, depending upon their labor contract, of their base compensation. Certain eligible employees are allowed to make catch-up contributions. This provision is available to eligible employees age 50 or older during the plan year and who contribute either at least 8% in pretax contributions or have reached a specified limit for the plan year. Members may elect to change contribution percentages to be effective the next pay period after the request is received or as soon as administratively possible. The allocation of both their contributions and employer contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to when the change is made in relation to the stock market close of business. The Plan allows eligible Members to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both. The Plan also accepts certain rollover contributions.

Under the terms of the Plan, the Company does make a matching contribution for certain eligible Members based on their union or government contract. In addition, the Company may also contribute a defined percentage of base compensation to a fully vested retirement account for eligible Members, based on their contract.

For descriptions of each contract/group, refer to the Plan document.

Members’ Accounts — Individual accounts are maintained for each Plan Member. Each Member’s account is credited with the Member’s contribution and Company’s contribution, allocations of Plan earnings (losses) from the funds in which the account is invested, and charged with an allocation of certain administrative expenses and investment-related expenses, and Member specific charges, if applicable. Allocations are based on Member earnings or account balances, as defined by the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.

Vesting — Member contributions, both pretax and after-tax, employer matching contributions, retirement contributions, and earnings on those contributions are immediately vested.

Withdrawals — Members may elect to withdraw all or a portion of their own pretax contribution accounts, after-tax contribution accounts, employer matching accounts, catch-up contribution accounts, retirement accounts, and rollover accounts at any time on or after the date the Member attains age 59 1/2. If a Member is under age 59 1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer matching account before the Member attains age 59 1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans — Members are permitted to borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the total value of their total vested account balance at the time of the loan issuance and may have two loans within the Company’s savings Plans outstanding at any time. Loans may be additionally limited in accordance with Plan provisions. The interest rate on new loans is set every month and is equal to the prime rate published in the Wall Street Journal as of the last business day of the calendar month immediately preceding the date of the loan. Interest rates on outstanding loans ranged from 4.00% to 8.25% at December 31, 2007, with loans maturing at various dates thorough September 2027.

Loan repayment is made through regular payroll deductions over a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member’s employment terminates for any reason and the loan balances are not paid in full within 90 days of termination, the loan balances will be canceled and become taxable income to the Member. Certain Members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Member loans are valued at cost, which approximates fair value.

Benefit Payments — On termination of service, a Member may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his or her account; a partial payment amount; or monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years, up to 10 years. Generally, a Member may also elect to have all or a portion of his or her Boeing Stock Fund balance paid in shares and/or cash.

Investment Funds — Upon enrollment in the Plan, Members may direct their contributions and any employer matching contributions and retirement contributions to 19 of the investment funds in the Master Trust. These 19 investment funds consist of common/collective trusts, separately managed U.S. equity accounts, a separately managed non-U.S. equity account, and Boeing common stock. Investment funds are valued daily, and Members may elect to change their investment allocations on a daily basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties —The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments — Investments in the Master Trust are valued as follows:

•

Common stock, preferred stock, fixed income securities, and exchange traded derivatives traded in active markets on national and international exchanges are valued at closing prices on the last trading day of the year. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Currency forwards are valued using quoted spot foreign currency exchange rates. Mutual funds are valued using quoted market prices to represent the net asset value.

•

Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the fair values of the total net assets at year-end by the outstanding units. Common/collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair value of the underlying investments, which include traditional Guaranteed Investment Contracts (“GICs”) and fixed income securities, and then adjusted to contract value. The fair value of traditional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end. The fair values of the fixed income securities underlying the fund, including those in the synthetic GICs, are valued based on the pricing methodology stated above.

•

Synthetic GICs are stated at fair value and then adjusted to contract value. There are no reserves against contract value for credit risk of the contract issuer. The fixed income securities underlying the contracts are valued using prices provided by SSBT which are based on the pricing methodology stated above.

•	Boeing common stock is valued at the closing market price as of the last trading day of the year.

•

Investments in the limited partnership are recorded based upon the year-end valuations provided by the partnership. Among the factors considered by the partnership in determining the fair value are the cost of each of the underlying investments, developments since the acquisition of the underlying investments, the financial condition and operating results of the underlying investments, the long-term potential of each of the underlying investment’s businesses, and other factors generally pertinent to the valuation of the underlying investments.

•	The short-term investment fund is a common/collective trust fund and assets in the fund are stated at amortized cost, which represents fair value at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the plan year or the purchase date in the current year and either the sales price or the end-of-year fair value.

Benefits — Benefits are recorded when paid.

Adoption of New Accounting Guidance — The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which was effective for financial statements with an annual period ending after December 15,

2006. As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the adoption of the FSP.

Derivative Financial Instruments — The Master Trust utilizes various derivative financial instruments for investment purposes. The Company has authorized the use of certain derivative instruments in certain investment manager accounts. These derivatives include equity futures and various foreign currency-related instruments, such as forward contracts. Investments are categorized as common and preferred stock.

Expenses — Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level, except for those expenses the Company is required by law or chooses to pay.

3.	STABLE VALUE FUNDS

For the plan years ended December 31, 2007 and 2006, the Master Trust included a BAO Stable Value Fund, the Principal Accumulation Return Fund (the “PAR Fund”). The fund is managed by State Street Global Advisors. The Par Fund constitutes the stable value investment option of the Plan. The fund represents a commingled pooled fund holding of the Master Trust. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

4.	MASTER TRUST

The Master Trust is composed of 23 investment funds, some of which are specific to individual Plans. The assets are invested and records are maintained by each investment fund option. Funds are allocated to the five participating Plans in accordance with Plan provisions and participant allocation elections. The allocation of net assets available for benefits is based on the respective number of units held by the Plans’ Members as of the plan year-end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the Plans’ Members as of that day’s end.

At December 31, 2007, the assets of the following plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan (“VIP”)

•	The Boeing Company Employee Financial Security Plan

•	BAO Voluntary Saving Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Hourly Defined Contribution Plan

Effective October 8, 2007, the Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation was transferred into The Boeing Company Voluntary Investment Plan.

At December 31, 2006, the assets of the following plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan

•	The Boeing Company Employee Financial Security Plan

•	BAO Voluntary Savings Plan

•	Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Hourly Defined Contribution Plan

The Plan’s interest in the Master Trust was $94,048,815 and $91,747,784 representing 0.3% of the Master Trust’s net assets at December 31, 2007 and 2006, respectively.

The fair values of investments for the Master Trust at December 31, are as follows:

	2007		2006
Investments — at fair value:
Bonds, notes and debentures	$		$12,285
Common/collective trusts		12,321,965,768	11,806,752,543
Common and preferred stock		4,638,292,833	3,799,395,702
Mutual funds		76,947,793	19,384,240
Boeing common stock		4,721,070,160	5,116,301,997
Synthetic GICs		8,050,020,108	8,090,573,585

		$29,808,296,662	$28,832,420,352
Investments — at estimated fair value — partnerships		5,249,543	6,745,649

Total Master Trust investments		$29,813,546,205	$28,839,166,001

Adjustments from fair value to contract value for fully benefit-responsive investment contracts in the Master Trust were ($28,764,441) and $37,581,974 for 2007 and 2006, respectively.

Investment income for the Master Trust for the years ended December 31, is as follows:

	2007	2006
Appreciation of investments:
Common/collective trusts	$624,143,884	$1,409,420,463
Bonds, notes and debentures	—	2,207
Common and preferred stock	331,743,973	339,284,722
Mutual funds	9,602,365	—
Partnerships	1,506,417	(9,404)
Boeing common stock	(32,774,336)	1,105,132,301

Net appreciation of investments	934,222,303	2,853,830,289
Interest income	433,956,999	408,038,989
Dividend income	134,468,261	117,782,259

Total Master Trust investment income	$1,502,647,563	$3,379,651,537

5.	PLAN AMENDMENTS

Effective March 30, 2007, each investment fund, including the Boeing Stock Fund and the Stable Value Fund, imposes a 1.5% redemption fee on all transfers out of the fund which are executed during the 15 full calendar days following the Member’s transfer into the fund. Redemption fee proceeds are reinvested in the respective investment funds.

Effective January 3, 2006 to March 30, 2007, each investment fund, except the Boeing Stock Fund and the Stable Value Fund, imposed a 1.5% redemption fee on all transfers out of the fund which were executed during the 30 full calendar days following the Member’s transfer into such fund. Redemption fee proceeds were reinvested in the respective investment funds.

Effective January 3, 2006, the Master Trust added nine new investment funds; one of the existing investment funds, the Small Companies Fund, was terminated and mapped into two of the new funds, the Small/Mid Companies Growth Fund and the Small/Mid Companies Value Fund. Additionally, existing funds which invested in mutual funds were modified to provide similar investment strategies through separate accounts.

Effective January 1, 2006, the Boeing Aerospace Operations, Inc. (“BAO”) (a subsidiary of McDonnell Douglas Corporation) reorganized its benefit programs. Pursuant to this reorganization, BAO employees in certain benefit programs (Aerospace Training, Oklahoma City — Engineers, Aerospace Training, Oklahoma City — Professionals and Nonexempt, and Aerospace Training Management — Critical Skills) became eligible to participate in VIP in lieu of this Plan. No accounts were transferred to the VIP.

6.	SIGNIFICANT INVESTMENTS

At December 31, 2007 and 2006, the Plan’s investment in the Master Trust represents 5% or more of the net assets available for benefits.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$98,260,353	$95,471,897
Amounts allocated to withdrawing Members	(68,937)	(93,943)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(628,752)	(114,970)

Net assets available for benefits per Form 5500	$97,562,664	$95,262,984

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2007, to total income per Form 5500:

Statement of changes in net assets available for benefits:
Total additions per the financial statements	$14,131,124
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2007	(628,752)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2006	114,970

Total income per Form 5500	$13,617,342

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2007 to Form 5500:

Benefits paid to Members per the financial statements	$11,342,668
Amounts allocated to withdrawing Members — December 31, 2007	68,937
Amounts allocated to withdrawing Members — December 31, 2006	(93,943)
Amounts deemed distributions of Member loans as reflected in the Form 5500	(6,015)

Benefits paid to Members per Form 5500	$11,311,647

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Amounts deemed distributions of member loans as reflected in the Form 5500 are for loans that Members failed to make a payment within 90 days of receipt of the last loan payment made or Members who failed to repay the loan in full within 30 days after the end of the repayment period for the year ended December 31, 2007.

8.	RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The investment management fees for the Plan are paid at the Master Trust level.

9.	TAX STATUS

The Internal Revenue Service has determined and informed Boeing by a letter, dated December 10, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan’s tax-exempt status has not been affected and no provision for income taxes has been included in the Plan’s financial statements.

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, both Member and Company contributions, including any income earned, will be distributed to the Members upon request.

11.	SUBSEQUENT EVENTS

Effective January 1, 2008, eligible employees, as defined by the Plan document, are eligible for automatic enrollment.

Effective February 1, 2008, the investment fund manager for the Science and Technology Fund was changed from The Boston Company to Wellington Management Company and RCM Capital Management.

Effective February 1, 2008, the investment fund manager for the Boeing Stock Fund was changed from State Street Global Advisors to United States Trust Company (“US Trust”). US Trust will act as the Independent Fiduciary for the fund.

******

SUPPLEMENTAL SCHEDULE

BAO VOLUNTARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2007

Security Name	Description	Fair Value
Interest in Master Trust		$94,048,815
*Loans to Members	Interest 4.00% to 8.25%, maturing through September 2027	3,462,875

Total		$97,511,690

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAO VOLUNTARY SAVINGS PLAN

June 26, 2008	/s/ Rick Gross
Date	Rick Gross
Vice President
Chief Financial Officer Finance
Shared Services Group